Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Zix Corporation

at

$8.50 Per Share

by

Zeta Merger Sub Inc.

a wholly-owned subsidiary of

Open Text Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON DECEMBER 20, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED IN ACCORDANCE WITH THE MERGER AGREEMENT.

Zeta Merger Sub Inc., a Texas corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), is offering to purchase any and all shares of common stock of Zix Corporation, a Texas corporation (“Zix”), par value $0.01 per share, (each a “Share”), that are issued and outstanding, at a price of $8.50 per Share (the “Offer Price”), in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2021, by and among Zix, OpenText and Purchaser (as it may be amended from time to time, the “Merger Agreement”), under which, at or around 7:00 A.M., Central time, on the date Purchaser accepts for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, Purchaser will be merged with and into Zix (the “Merger”), without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 21.459(c) of the Texas Business Organizations Code (the “TBOC”), and Zix will be the surviving corporation and become a wholly-owned subsidiary of OpenText. At the effective time of the Merger (the “Effective Time”) and as a result of the Merger, Zix will cease to be a publicly traded company and each Share outstanding immediately prior to the Effective Time (other than (a) each Share (i) held by Zix as treasury stock, (ii) owned by Open Text or Purchaser or (iii) owned by any direct or indirect wholly owned subsidiary of Zix, OpenText or Purchaser (collectively “Owned Company Shares”), which will be cancelled and extinguished without any conversion thereof or consideration paid therefor and (b) each Share held by Zix stockholders who have properly and validly exercised and perfected their statutory rights of appraisal in respect of such Share in accordance with Subchapter H, Chapter 10 of the TBOC (“Dissenting Company Shares”)) will be cancelled and extinguished and automatically converted into the right to receive in cash an amount equal to the Offer Price, without interest and net of any withholding, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Zix board of directors (the “Zix Board”) unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of Zix and its stockholders; (ii) approved the execution and delivery of the Merger Agreement by Zix, the performance by Zix of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and conditions set forth in the Merger Agreement; and (iii) resolved to recommend that the stockholders of Zix accept the Offer and tender their Shares to Purchaser pursuant to the Offer (collectively, the “Company Board Recommendation”).

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined in this Offer to Purchase), (ii) expiration or termination of the waiting period under the HSR Act (as defined in this Offer to Purchase), (iii) no Company Material Adverse Effect (as defined in this Offer to Purchase) having occurred following the date of the Merger Agreement and (iv) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer” of this Offer to Purchase. There is no financing condition to the Offer. A summary of the principal terms of the Offer appears on pages (i) through (ix). You should read this entire document carefully before deciding whether to tender your Shares.

November 22, 2021

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Time (as defined in this Offer to Purchase) or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser in the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

*    *    *

Questions and requests for assistance may be directed to the Information Agent (as indicated below) at the telephone number and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks, and Brokers Call Toll Free: 888-607-6511